Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street Vancouver British Columbia V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 408-3884

NEWS RELEASE

March 28, 2011	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR DEVELOMENT CORP. ANNOUNCES ANNUAL FILINGS UNDER NATIONAL INSTRUMENT 51-101- STANDARDS OF DISCLOSURE FOR OIL AND GAS ACTIVITIES

VANCOUVER, BRITISH COLUMBIA - Alberta Star Development Corp. (TSXV: ASX) (the “Company”) is pleased to announce that it has filed its Form 51-101F1- Statement of Reserves Data and other Oil and Gas information for its year ended November 30, 2010. The Company has also filed Form 51-101F2-Report of Independent Qualified Reserves Evaluator and Form 51-101F3-Report of Management and Directors all under National Instrument 51-101. These filings can be accessed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR) website: www.sedar.com

INVESTOR RELATIONS

Investors are welcomed to contact Mario Drolet MI 3 Communications Financiers Inc. at (514) 346-3813, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131          Fax (604) 408-3884
astar@telus.net

or

Robert Hall, Corporate Development, Director
Alberta Star Development Corp.
Tel: (604) 488-0860
rthall@shaw.ca

or

MI 3 Communications Financiers Inc.

440 Boul, Rene Levesque Ouest
Bureau 205
Montreal, Quebec
H2Z 1V7
Mario@mi3.ca

Mr. Mario Drolet
Cell: (514) 346-3813 or Office :(514) 904-1333

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.